As filed with the Securities and Exchange Commission on November 28, 1997
                                               Registration No. 333-____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    Form S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              --------------------

                            PRECISION CASTPARTS CORP.
             (Exact name of registrant as specified in its charter)

                    Oregon                               93-0460598
        (State or other jurisdiction                  (I.R.S. Employer
      of incorporation or organization)              Identification No.)

         4650 S.W. Macadam Avenue                     William D. Larsson
                  Suite 440                       Vice President and Chief
           Portland, Oregon 97201                    Financial Officer
               (503) 417-4800                4650 S.W. Macadam Avenue, Suite 440
      (Address, including zip code, and            Portland, Oregon 97201
   telephone number, including area code,              (503) 417-4800
         of registrant's principal           (Name, address, including zip code,
             executive offices)                 and telephone number, including
                                                area code of agent for service)

                              --------------------

                                   Copies to:
                Gary R. Barnum                          John L. Savva
             Richard C. Josephson                     Sullivan & Cromwell
               Stoel Rives LLP                      444 South Flower Street
             900 SW Fifth Avenue                  Los Angeles, California 90071
           Portland, Oregon  97204                   (213) 955-8000 (phone)
           (503) 224-3380 (phone)                    (213) 683-0457 (fax)
            (503) 220-2480 (fax)

                              --------------------

              Approximate date of commencement of proposed sale to
         the public: As soon as practicable following the effectiveness of this Registration Statement.

                              --------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              --------------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                     Proposed
Title of Each Class                   Maximum
of Securities to be                  Aggregate                    Amount of
    Registered                  Offering Price (1)             Registration Fee
-------------------             ------------------             -----------------
  Debt Securities                  $300,000,000                    $88,500
================================================================================
(1) Determined solely for the purpose of calculating the Registration Fee pursuant to Rule 457 of the General Rules and Regulations under the Securities Act of 1933. Or, if any Debt Securities are issued (i) with a principal amount denominated in one or more foreign currencies or currency units, such principal amount as shall result in an aggregate initial public offering price equivalent to $300,000,000 at the time of the initial offering or (ii) at an original issue discount, such greater principal amount as shall result in proceeds to the Registrant of $300,000,000.

                              --------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 28, 1997

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED _____________, 1997

                                  $150,000,000

                            Precision Castparts Corp.

                        ___% Notes due ____________, 2007

                               -------------------

     Interest on the Notes is payable on _______ and _______ of each year, commencing _____, 1998. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. The Notes will be represented by one or more Global Debt Securities registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Debt Securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes."

                               -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

                                              Initial Public        Underwriting    Proceeds to
                                              Offering Price (1)    Discount (2)    Company (1)(3)
                                              ------------------    ------------    --------------
Per Note...................................   _______%              _______%        _______%
Total......................................   $                     $               $
--------------
(1)  Plus accrued interest from ________, 1997.
(2)  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3)  Before deducting estimated expenses of $590,250 payable by the Company.

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about _________, 1997, against payment therefor in immediately available funds.

Goldman, Sachs & Co.
                         BancAmerica Robertson Stephens
                                                      Morgan Stanley Dean Witter

                               -------------------

          The date of this Prospectus Supplement is ___________, 1997.

                         [PHOTO OF JET AIRCRAFT ENGINE]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                   THE COMPANY

Summary

     Precision Castparts Corp. (the "Company") is a worldwide manufacturer of complex metal components and products. The Company is the market leader in manufacturing large, complex structural investment castings and is the leading manufacturer of airfoil castings used in jet aircraft engines. In addition, the Company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, powdered metal and other metal products markets.

Company Strategy

     The Company's strategy consists of the following three key elements:

     Increase Operating Efficiency and Technological Advantage. Since fiscal 1993, the Company has significantly reduced overhead costs, improved worker productivity, shortened production cycle times and enhanced operating margins. This has primarily been achieved by investing in new technologies and developing more efficient manufacturing processes. The Company believes it maintains a proprietary technological advantage in the high quality, high volume manufacturing of complex metal components and products. In particular, the Company believes it is currently the only manufacturer in the world that can precision cast large, complex parts from a variety of metals and alloys in the volumes and of the qualities that customers require. The Company strives to maintain its advantage by investing in new technologies and developing new proprietary manufacturing processes which are difficult for competitors to duplicate.

     Develop New Products and Markets. The Company is aggressively pursuing new product and market opportunities using the Company's existing metal-forming technologies. The Company has identified attractive markets, such as industrial gas turbines, where it believes its skills developed in precision casting can be leveraged to enhance its market share. In addition, the Company is pursuing growth opportunities in the manufacture of metal-injection-molded products for applications including medical, electronics, hand tools and automotive parts. The Company is also focusing on expanding its international sales, particularly for its fluid management and general industrial product lines. The Company's strategy is to continue to identify new products and markets where it can become the leading supplier by utilizing its core competencies in metals, precision metalworking and the management of complex manufacturing processes.

     Pursue Synergistic Acquisitions. The Company's strategy of acquiring businesses which leverage the Company's core competencies has led to the completion of 11 acquisitions since March 1995 including the acquisition of J & L Fiber Services, Inc. on October 31, 1997. The Company targets acquisitions that (i) complement its core competencies in metals, precision metalworking and the management of complex manufacturing processes, (ii) have strong growth prospects and higher operating margins than its traditional product lines and
(iii) have leading positions in established market niches. The Company seeks to acquire businesses with established market niches, proprietary technology and the potential for significant growth and higher operating margins than the Company's traditional product lines. The Company expects that recent acquisitions, such as PCC Specialty Products and PCC Flow Technologies, will enhance financial results and reduce the Company's exposure to the aerospace cycle. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Overview and Outlook."

     The Company intends to continue focusing on increasing its operating efficiencies and technological advantage, developing new products and markets, and pursuing synergistic acquisitions. There is no assurance that the Company's strategy or any element thereof will be implemented successfully.

Sales History

     The Company sells its complex metal components and products into five major market areas: aerospace, general industrial and energy, industrial gas turbine, automotive and other markets which include applications for markets such as medical, firearms and ordnance. The relative size of sales to these markets is shown below for fiscal 1995, 1996, and 1997. [GRAPHIC OMITTED]

[graphic pie charts depicting Net Sales:

         Fiscal 1995 Actual                      Fiscal 1996 Actual                      Fiscal 1997 Actual
     Net Sales $436.4 million                Net Sales $556.8 million                Net Sales $972.8 million
-----------------------------------     -----------------------------------     -----------------------------------
Aerospace                       79%     Aerospace                       68%     Aerospace                       53%
General Industrial and Energy   11%     General Industrial and Energy   16%     General Industrial and Energy   28%
Industrial Gas Turbine           4%     Industrial Gas Turbine           4%     Industrial Gas Turbine           7%
Automotive                       1%     Automotive                       6%     Automotive                       7%
Other                            5%     Other                            6%     Other                            5%]

Products and Markets

     The Company's manufacturing of complex metal components and products includes operations in four principal business areas: precision investment castings, fluid management products, industrial metalworking tools and machines, and powdered metal and other metal products.

Precision Investment Castings

     The Company is the market leader in manufacturing large, complex structural investment castings and is the leading manufacturer of airfoil castings used in jet aircraft engines. The Company manufactures investment castings for every major jet aircraft engine program in production or under development by its key customers. The Company is leveraging its experience and expertise in large, complex structural and airfoil investment castings to manufacture castings for industrial gas turbine ("IGT") engines used for power generation. In addition, the Company makes investment castings for use in the automotive, medical prostheses, satellite launch vehicle and general industrial markets.

     Because of the complexity of the manufacturing process and the application of proprietary technologies, the Company believes it currently is the only manufacturer that can consistently produce the largest complex structural investment castings in quantities sufficient to meet its customers' quality and delivery requirements. The Company's emphasis on low cost, high quality products and timeliness of delivery has enabled it to become one of the leading suppliers of structural and airfoil castings for jet aircraft engines and to increase its market share of IGT airfoil castings. Investment castings accounted for approximately 66 percent of the Company's net sales in fiscal 1997 and a majority of these products were sold to the aerospace market.

     Trends in the commercial aerospace market are a critical determinant of demand for the Company's precision investment casting products. Beginning in 1995, demand for investment castings strengthened, primarily due to increased demand from the commercial aerospace industry, which had been in a cyclical downturn since 1991. The Company believes the principal causes of the recent increase in new aircraft orders include increased demand for air travel in Asia, the recent profitability of U.S. commercial airlines, which is being driven by increased load factors, and government Stage III noise regulations that require airlines to modernize their fleets. Airlines are responding to these regulations by retrofitting existing aircraft or purchasing new jets.

     In fiscal 1994, the Company began to focus on the manufacture of airfoil castings for industrial gas turbines. The Company targeted this market because it believes (i) the performance and reliability standards it has developed in the manufacture of aerospace airfoil castings are applicable to the manufacture of IGT airfoils, (ii) the worldwide market is large, approximately $500 million, and (iii) the market is principally serviced by a single supplier. The Company's IGT products consist primarily of airfoil castings for land-based gas turbines used in electrical power generation and structural and airfoil castings for aircraft-derivative gas turbine engines used for power generation and other land and marine-based applications. Sales of products to the IGT market exceeded $68 million in fiscal 1997, more than double the amount in fiscal 1996, while the first six months of fiscal 1998 include $38 million of sales to the IGT market.

Fluid Management Products

     The Company designs, manufactures, markets and services a broad range of high quality, precision industrial fluid management products, including fluid handling industrial valves, industrial pumps and fluid measuring instruments. The Company's finished fluid management products are manufactured primarily from castings, forgings and fabricated steel parts. These products are sold worldwide under well-established brand names, including "General Valve," "NEWCO," "TECHNO," "Barber" and "OIC" valves, "Johnston," "PACO" and "Crown" pumps, and "Water Specialties" and "Penberthy" measuring instruments, to a wide range of end-user markets.

     The Company entered the fluid management market with the acquisition of PCC Flow Technologies, Inc. (formerly "NEWFLO Corporation") in July 1996. The manufacturing process for fluid management products requires knowledge of multiple metal-forming and processing technologies, including casting, machining, welding, heat treating, assembly and processing of metal components. Testing procedures, material management and traceability, and quality control are also important aspects of the Company's operations. Fluid management products accounted for approximately 17 percent of the Company's net sales in fiscal 1997 and were sold primarily to the general industrial and energy markets.

Industrial Metalworking Tools and Machines

     The Company maintains the number one or two position in its served markets for industrial metalworking tools, and has leading market positions in the manufacture of metalworking machines for general industrial markets. It entered these markets in March 1995 with the acquisition of PCC Specialty Products, Inc. (formerly "Quamco, Inc."). The Company has increased its presence in the industrial metalworking tools and machines markets with three additional acquisitions since 1995. Industrial metalworking tools and machines include machine systems used for boring and turning processes primarily in the automotive and general industrial markets, cold forming dies and related machinery primarily used in the fastener industry and other metalworking tools and machinery for industrial manufacturers. The Company believes it has been able to maintain its leading market positions due to the quality of its products, the continued development of new technologies to enable the high speed manufacture of high quality fasteners, brand name recognition and excellent customer service. Industrial metalworking tools and machines accounted for approximately 10 percent of the Company's net sales in fiscal 1997 and were sold primarily to the automotive and general industrial markets.

Powdered Metal and Other Metal Products

     The Company is the largest producer of powdered metal parts manufactured by metal-injection-molding, and is a leading manufacturer of specialty metal gears and tungsten carbide cutting tools and wear parts that are made from powdered metal using a compaction and sintering process. In addition, the Company manufactures advanced technology, lightweight net shape metal-matrix-composite parts that are made by combining aluminum and silicon carbide ("ALSiC(R)") using a patented pressure-infiltration-casting-process. The Company believes these businesses have the potential for rapid growth and complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing processes. Powdered metal and other metal products accounted for approximately 7 percent of the Company's net sales in fiscal 1997 and were sold primarily to the general industrial and automotive markets.

Recent Developments

     On October 31, 1997, the Company acquired J&L Fiber Services, Inc. ("J&L") of Waukesha, Wisconsin, a world leader in the manufacture of refiner plates for the pulp and paper industry, for a purchase price, subject to adjustments, of $108 million. The Company financed the acquisition with borrowings under its line of credit.

     J&L was a subsidiary of Beloit Corporation ("Beloit"), a leading producer of papermaking machinery. In its served markets, J&L is the market leader in North America and Latin America and holds the number two market position in Europe and Asia. The majority of J&L's refiner plate revenues is derived from the sale of replacement parts for pulp and paper mills.

     Refiner plates are metal castings designed to separate wood fibers efficiently from the other components used in the pulping process. These plates, containing a high degree of technology and design content, not only transport pulp through the system, but also perform critical work on the pulp, which has a direct impact on the ultimate quality of the paper products. J&L designs and manufactures other metal products used in the pulping process as well, including screen cylinders, milled bars, conical fillings and fabricated plates. J & L's existing product portfolio will continue to be marketed by Beloit under a sales representative agreement.


                             SELECTED FINANCIAL DATA

     The selected consolidated statement of operations and balance sheet data shown below for, and as of the end of, each of the years in the three-year period ended March 30, 1997 have been derived from the audited consolidated financial statements of the Company. The selected consolidated statement of operations and balance sheet data shown below for, and as of the end of, the six months ended September 29, 1996 and September 28, 1997 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such interim periods. The pro forma results for, and as of the end of, the six months ended September 30, 1996, is presented as though material fiscal 1997 acquisitions by the Company had occurred at the beginning of the period. The pro forma financial data is not necessarily indicative of the results which would have resulted had such acquisitions occurred at the beginning of the period, nor is it necessarily indicative of future results. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements of the Company incorporated by reference herein. The results for the six months ended September 28, 1997 are not necessarily indicative of results that may be expected for the year ending March 29, 1998.

                                                       Fiscal Years                              Six Months Ended
                                           --------------------------------------    --------------------------------------
                                                                                             Sept 29,
                                                                                               1996
                                                                                     ------------------------
                                                                                                      Pro         Sept. 28,
                                                 1995          1996          1997        Actual     Forma (1)          1997
                                           ----------    ----------    ----------    ----------    ----------    ----------
                                                    (In thousands, except per share data and number of employees)
Statement of Operations Data:
Net sales                                  $  436,400    $  556,800    $  972,800    $  410,900    $  523,900    $  635,100
Cost of goods sold                            359,500       446,100       765,500       327,300       411,000       497,300
Provision for:
  Restructuring charges                            --            --         3,400            --            --            --
Selling and administrative expenses            31,600        46,900        91,500        36,000        53,800        60,900
Interest (income) expense, net                 (1,500)          100        16,700         5,800        14,100         9,500
                                           ----------    ----------    ----------    ----------    ----------    ----------
Income before provision for
  income taxes                                46,800         63,700        95,700        41,800        45,000        67,400
Provision for income taxes                    17,800         22,600        39,200        17,200        19,200        27,200
                                           ----------    ----------    ----------    ----------    ----------    ----------
Net income                                 $   29,000    $   41,100    $   56,500    $   24,600    $   25,800    $   40,200
                                           ==========    ==========    ==========    ==========    ==========    ==========


                                                                                         Six Months Ended
                                                                                     ------------------------
                                                                                        Sept 29,     Sept. 28,
                                                 1995          1996         1997           1996          1997
                                           ----------    ----------    ----------    ----------    ----------
Balance Sheet Data:

Working capital                            $   89,900    $  125,800    $  205,200    $  211,300    $  232,700
Total assets                                  406,700       450,500     1,070,100     1,010,700     1,098,800
Total debt                                     26,000        13,900       300,500       440,300       284,000
Shareholders' investment                      258,400       303,100       504,400       328,200       546,700

Other Data:

EBITDA (2)                                 $   69,200    $   86,700    $  151,000    $   62,500    $   98,000
EBIT (2)                                   $   45,300    $   63,800    $  115,800    $   47,600    $   76,900
Capital expenditures                       $   10,900    $   19,700    $   52,800    $   16,800    $   34,500
Ratio of earnings to fixed charges               53.0          58.9           6.3           8.1           7.3
Percentage of debt to total capital,
including short-term debt                         9.1%          4.4%         37.3%         57.3%         34.2%
Current ratio (3)                               1.9:1         2.3:1         1.8:1         2.0:1         1.9:1
Sales per employee (4)                     $      104    $      102    $      127    $      122    $      133
Number of employees at end of period            5,166         5,646         9,280         8,631         9,698

--------------

(1)  Pro forma to reflect acquisitions made during the six months ended
     September 29, 1996. See the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1997, as amended by Form 10-K/A filed July 9, 1997.

(2) EBITDA represents income before interest, income taxes, depreciation, amortization and restructuring charges. EBIT represents income before interest, income taxes and restructuring charges. Neither EBITDA nor EBIT is intended to represent cash flow or any other measure of performance reported in accordance with generally accepted accounting principles. The
     Company has included EBITDA and EBIT as it understands that EBITDA and EBIT are used by certain investors as measures of a company's ability to service debt.

                                       S-8

(3) Current ratio represents the ratio of current assets to current liabilities.

(4) Sales per employee reflects annualized results for acquisitions made within the period.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes are estimated to be approximately $149.0 million. The Company expects to use approximately $105.3 million of the net proceeds to repay bank indebtedness (bearing interest at ___% and due on ____) originally incurred to refinance the Company's $100.0 million principal amount of 13 1/4% Subordinated Notes due 2002 issued by NEWFLO Corporation (the "NEWFLO Notes"), which were redeemed as of November 15, 1997, and paid as of November 17, 1997, including the accrued redemption premium on the NEWFLO Notes of $5.3 million. The remainder of the net proceeds will be used to retire other indebtedness and for general corporate purposes. See "Capitalization" below.


                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and consolidated capitalization of the Company as of September 28, 1997 and as adjusted to give effect to the redemption of the NEWFLO Notes and issuance and sale of the Notes offered hereby and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." The table should be read in conjunction with the consolidated financial statements of the Company and related notes thereto incorporated by reference into this Prospectus. See "Use of Proceeds," and "Selected Financial Data."

                                                                           September 28, 1997
                                                                     -----------------------------
                                                                        Actual      As Adjusted (1)
                                                                     ----------     --------------
                                                                                    (In thousands)
Short-term debt:

Notes payable (2)...............................................     $   17,000         $       --
Current portion of long-term debt...............................         24,500             24,500
                                                                     ----------         ----------
      Total short-term debt....................................      $   41,500         $   24,500
                                                                     ==========         ==========

   Long-term debt, excluding current portion:

Credit line (2)................................................      $   20,000         $       --
Term loan (2)..................................................         110,000            110,000
Senior unsecured notes offered hereby..........................              --            150,000
NEWFLO Notes (3)...............................................         100,000                 --
Other debt.....................................................          12,500             12,500
                                                                     ----------         ----------
     Total long-term debt......................................         242,500            272,500
     Total shareholders' investment............................         546,700            546,700
                                                                     ----------         ----------
     Total capitalization .....................................      $  789,200         $  819,200
                                                                     ==========         ==========

--------------

                                       S-9

(1) Adjusted to give effect to the redemption of the NEWFLO Notes, the issuance and sale of the Notes offered hereby, and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

(2) Represents bank debt, committed and uncommitted (in the case of notes payable), of varying dates of maturity. As of September 28, 1997, the notes payable bore an effective interest rate per annum of 6.01% and the credit line bore an effective interest rate per annum of 6.96%. Because of an interest rate swap, the Company has effectively fixed the interest rate on the term loan at 6.58% per annum, plus a margin based on the Company's leverage ratio.

(3) The redemption of the NEWFLO Notes included a redemption premium of approximately $5.3 million (see "Use of Proceeds," above). An amount equal to the redemption premium was accrued as a liability in the consolidated balance sheets of the Company upon the acquisition of PCC Flow Technologies in July 1996. As a result, the payment of the redemption premium will be reflected as a reduction to liabilities.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview and Outlook

     During fiscal 1997 and the first six months of fiscal 1998, the Company completed eight acquisitions for a total purchase price of $442.5 million. Also, during the same time period, the Company experienced significant growth in aerospace sales resulting from a recovery in that market, and the Company continued its efforts to improve margins and expand the applications and markets for its existing technologies.

     The eight acquisitions completed in fiscal 1997 and the first six months of fiscal 1998, along with growth in the Company's existing business operations, resulted in a 75 percent increase in fiscal 1997 sales compared with fiscal 1996, and a 55 percent increase in the first six months of fiscal 1998 as compared to the first six months a year ago. The acquisitions were accretive to earnings, and complemented the Company's core competencies in metals, precision metalworking and the management of complex manufacturing processes. The acquisitions also added to the Company's presence in many of its traditional markets, and in the case of NEWFLO and the follow-on acquisitions of Crown Pump and OIC Valve, brought new applications and new markets to the Company. The Company also enhanced its international presence through its acquisitions of AETC, a company located in the United Kingdom, and Pittler, a company located in Germany.

     As anticipated, benefits of the aerospace industry recovery were realized in both fiscal 1997 and the first six months of fiscal 1998, with sales to aerospace customers up 38 percent and 47 percent from the respective prior periods. While aerospace continues to be the primary market served by the Company, its diversification into power generation, general industrial, energy and automotive markets is expected to mitigate the impact of future cyclical downturns in aerospace.

     The Company continues to focus on improving the profitability of each of its operations by becoming more efficient, by developing new applications for its existing technologies and by finding new ways to serve customers' needs. In the last eighteen months, these efforts resulted in continued improvements in the Company's manufacturing processes and in significant expansion of its market presence in industrial gas turbines. Sales of products to the IGT market exceeded $68 million in fiscal 1997, more than double the amount in fiscal 1996, while the first six months of fiscal 1998 include $38 million of sales to the IGT market.

     The Company expects continuing strong demand from aerospace and IGT customers for the remaining half of fiscal 1998 as well as into fiscal 1999. This demand will continue to put pressure on the Company's current production capacity and will require further expansion of its equipment and facilities. The demand for products sold to the general industrial, energy and automotive markets, however, is expected to grow modestly worldwide. Through additional market penetration and development, the Company expects that its sales to these markets will grow at rates above the underlying economic growth.


Results of Operations

Six Months Ended September 28, 1997 Compared with the Six Months Ended September 29, 1996

     Sales of $635.1 million for the first six months of fiscal 1998 increased $224.2 million, or 55 percent, compared to the first six months a year ago. The increase was due to improved sales in nearly all business areas, particularly to the aerospace industry, as well as the impact from acquisitions made in both fiscal 1997 and 1998. Excluding the effects of the acquisitions, sales increased $86.0 million or 27 percent.

     Cost of goods sold as a percent of sales for the first half of fiscal 1998 was 78 percent, slightly lower than the 80 percent from the first half of last year. Reflected in the fiscal 1998 results are higher margins contributed by a number of the acquisitions, partially offset by higher costs related to the development of industrial gas turbine products.

     Selling and administrative costs were $60.9 million for the first six months, or 10 percent of sales, compared to $36.0 million or 9 percent of sales, a year ago. This increase reflects the effects of a full six months of fiscal 1997 acquisitions which operate with higher selling costs due to their related advertising, trade show and sales commission costs.

     Net interest expense in the first half of fiscal 1998 was $9.5 million, as compared with $5.8 million in the first half a year ago. The increase reflects the lower cash balances and higher debt this year compared with a year ago as a result of borrowing to fund the fiscal 1997 and 1998 acquisitions, as well as debt assumed in connection with these acquisitions.

     The effective tax rate for the first six months of fiscal 1998 was 40 percent, slightly lower than the last year's effective tax rate of 41 percent. The decrease reflects the utilization of tax benefits related to prior period operating losses of a foreign subsidiary, partially offset by higher amounts of nondeductible goodwill amortization.

     Net income of $40.2 million in the first six months of fiscal 1998 was 63 percent higher than the $24.6 million earned in the first six months of fiscal 1997.

Fiscal 1997 Compared with Fiscal 1996

     Sales of $972.8 million were $416.0 million, or 75 percent, higher than a year ago. Excluding the effects of fiscal 1997 acquisitions, sales would have increased approximately 25 percent from last year. The majority of the improvement came from aerospace operations, which experienced significant increases in demand during fiscal 1997.

     Cost of sales as a percent of sales improved to 79 percent in fiscal 1997 from 80 percent in fiscal 1996. This improvement came from leveraging higher aerospace sales, implementation of process improvements and the addition of higher margin businesses as a result of the acquisitions, partially offset by higher costs related to development of new IGT parts.

     In the fourth quarter of fiscal 1997, the Company recorded a $3.4 million restructuring charge to provide for the cost of moving people and equipment from PCC Composites in Pennsylvania to AFT in Colorado. In addition, this restructuring charge provided for the costs associated with closing the Pennsylvania manufacturing facility. Combining the marketing capabilities, technical expertise, and manufacturing know-how of the two divisions is expected to create a stronger, more cost-effective platform for growth in both metal-matrix and metal-injection-molded products.

     Selling and administrative expenses as a percent of sales rose to 9 percent from 8 percent in the prior year. This increase reflected the higher marketing requirements and costs associated with distributor channels, commissioned sales and trade shows of the acquired businesses.

     Net interest expense in fiscal 1997 was $16.7 million, compared with $0.1 million in fiscal 1996. This increase reflected the higher level of debt incurred and assumed during fiscal 1997 to finance acquisitions.

     The effective tax rate for the year was 41 percent, compared with 35 percent in the prior year. Fiscal 1997's rate reflected the impact of non-deductible goodwill resulting from the acquisitions, whereas the fiscal 1996 rate included the favorable impact of $2.6 million of non-recurring tax adjustments.

     Net income in fiscal 1997 was $56.5 million, which was 37 percent higher than the $41.1 million reported in fiscal 1996, reflecting the impact of fiscal 1997's higher earnings from the Company's base businesses and accretion from acquisitions.

Fiscal 1996 Compared with Fiscal 1995

     Sales of $556.8 million represented a 28 percent increase from the prior year. Excluding the effects of the components of PCC Specialty Products which were acquired at the end of fiscal 1995, sales increased $39.1 million, or 9 percent, from fiscal 1995.

     Cost of sales as a percent of sales improved from 82 percent in fiscal 1995 to 80 percent in fiscal 1996. This improvement came from the addition of PCC Specialty Products, which generated higher margins compared with other Company operations.

     Selling and administrative costs increased to 8 percent in fiscal 1996 from 7 percent in the prior year. This increase was due to the addition of PCC Specialty Products, which operated with relatively higher selling costs compared with other Company operations.

     For fiscal year 1996, the effective tax rate was 35 percent, compared to 38 percent in fiscal 1995. The reduction from the prior fiscal year was due to the favorable impact of $2.6 million of non-recurring tax adjustments recorded in the third quarter. These adjustments were comprised of $2.2 million from the settlement of a state tax issue and $0.4 million from research and development tax credits.

     Net income in fiscal 1996 of $41.1 million was 42 percent higher than fiscal 1995's earnings of $29.0 million.

Liquidity and Capital Resources

     Total assets of $1,098.8 million at September 28, 1997 represented a $28.7 million increase from the $1,070.1 at March 30, 1997. Total capitalization including short-term debt at September 28, 1997 was $830.7 million, consisting of $284.0 million of debt and $546.7 million of equity. The debt-to-capitalization ratio including short-term debt at September 28, 1997 was
0.34 compared with 0.37 at the end of the prior fiscal year.

     Cash from earnings for the six months ended September 28, 1997 of $63.2 million, plus cash of $6.6 million from the sale of common stock through stock option exercises, was slightly less than cash requirements which consisted of $34.5 million of capital expenditures, $16.4 million of debt repayment, $15.7 million of increased working capital, $5.3 million for the acquisition of PCC Pittler and $2.9 million of cash dividends. The cash flow shortfall was funded from available cash. As of September 28, 1997, cash and cash equivalents were $8.7 million.

     The Company is a party to a $400 million committed line of credit from a syndicate of twelve banks, of which $230 million was available at September 28, 1997. The Company also entered into swap and cap agreements to hedge interest rate exposures on borrowings under this facility.

     Capital spending for the remainder of fiscal 1998 is expected to continue to be significantly larger than fiscal 1997 due to a full year of capital spending from recently acquired businesses and a continuation of spending for increased IGT and aerospace manufacturing capacity. Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash balances, the existing line of credit, additional borrowings or the issuance of stock.

Forward Looking Statements

     Information included under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Company Strategy" and elsewhere herein relating to projected growth and future results and events constitutes forward-looking statements and are subject to a number of risks and uncertainties, including but not limited to fluctuations in the aerospace cycle; the relative success of the Company's entry into new markets, including the rapid ramp-up for industrial gas turbine component production; competitive pricing; the availability and cost of materials and supplies; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; and risks associated with international operations. Any forward-looking statements should be considered in light of these factors and other factors described in the documents incorporated by reference herein.


                              DESCRIPTION OF NOTES

General

     The Notes will be issued as a series of Debt Securities under the Indenture dated as of November ___, 1997 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee which is more fully described in the accompanying Prospectus.

     The Notes will be issued as unsecured obligations of the Company in an aggregate principal amount of $150,000,000 and will mature on ___________, 2007.

     The Notes will bear interest from ____________, 1997, payable semi-annually in arrears on each ________ and _________, commencing __________, 1998, at the rate set forth on the cover page of this Prospectus Supplement, to the persons in whose names the Notes are registered on the preceding ___________ and _____________, respectively.

     The principal of, premium, if any, and interest on the Notes will be payable, the transfer of Notes will be registrable and the Notes may be presented for exchange, at the office of the Trustee located at Mail Suite 0126, One First National Plaza, Chicago, Illinois 60670, attention Corporate Trust Services. So long as the Notes are represented by Book Entry Securities, the interest payable on the Notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of the Book Entry Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Notes are no longer represented by Book Entry Securities, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto.

     No sinking fund is provided for the Notes.

Optional Redemption

     The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

     "Adjusted Treasury Rate" means the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed, plus 0.15%. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Book-Entry, Delivery and Form

     The Notes will be represented by a Book Entry Security that will be deposited with, or on behalf of, DTC, the Depositary for the Notes, and registered in the name of Cede & Co., the nominee of DTC.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     Unless and until they are exchanged in whole or in part for certificated notes, in definitive form, the Book Entry Security may not be registered for transfer or exchange except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depository or a nominee of such successor depository.

     A further description of DTC's procedures with respect to the Notes is set forth in the accompanying Prospectus under the heading "Description of Debt Securities--Book Entry Debt Securities."

Defeasance

     The Notes will be subject to defeasance and covenant defeasance as described under "Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying Prospectus.


                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase the principal amount of the Notes set forth opposite its name below:

                                                                     Principal
                                                                       Amount
     Underwriter                                                     of Notes
     -----------                                                   ------------
     Goldman, Sachs & Co. ........................................ $
     BancAmerica Robertson Stephens .............................. $
     Morgan Stanley & Co. Incorporated ........................... $
                                                                   ------------
         Total.................................................... $150,000,000
                                                                   ============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of ____% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed ____% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


                              VALIDITY OF THE NOTES

     Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon. The validity of the Notes offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

--------------------------------------------------------------------------------
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
--------------------------------------------------------------------------------


                 SUBJECT TO COMPLETION, DATED NOVEMBER 28, 1997

Prospectus

                                  $300,000,000

                            PRECISION CASTPARTS CORP.

                                 Debt Securities

     Precision Castparts Corp. (the "Company") may offer from time to time up to $300,000,000 of its debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a Prospectus Supplement or Prospectus Supplements.

     The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, rate or rates and time or times of payment of any interest, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any initial public offering price, the proceeds to the Company and any other specific terms in connection with the offering and sale of such series (the "Offered Debt Securities") will be set forth in a Prospectus Supplement or Prospectus Supplements.

     The Debt Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is ____________, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such material may also be accessed through an Internet Web site maintained by the Commission at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which are available from the Public Reference Section of the Commission at prescribed rates as described above. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such provisions and documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference:

     (i) the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1997, as amended by Form 10-K/A filed July 9, 1997; and

     (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended June 29, 1997 and September 28, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on written or oral request, a copy of any and all of the documents incorporated in this Prospectus by reference, other than exhibits to such documents not specifically incorporated by reference therein. Requests for such copies should be directed to Precision Castparts Corp., at its principal executive offices located at 4650 S.W. Macadam Avenue, Suite 440, Portland, Oregon 97201,
Attention: Director of Corporate Communications (telephone: (503) 417-4800).


                                   THE COMPANY

     The Company is a worldwide manufacturer of complex metal components and products. The Company is the market leader in manufacturing large, complex structural investment castings and is the leading manufacturer of airfoil castings used in jet aircraft engines. In addition, the Company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, powdered metal and other metal products markets.


                                 USE OF PROCEEDS

     Unless otherwise indicated in a Prospectus Supplement, the net proceeds to the Company from the issuance and sale of the Debt Securities will be used for general corporate purposes, including the repayment of indebtedness that may be incurred from time to time, working capital, future acquisitions and further investments in subsidiaries.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of earnings to fixed charges of the Company for each of the five fiscal years ended March 30, 1997 and for the six-month period ended September 28, 1997 were as follows:

                                                                                   Six Months Ended
                                                Fiscal Years                       ----------------
                            ----------------------------------------------------       Sept. 28,
                            1993        1994        1995        1996        1997          1997
                            ----        ----        ----        ----        ----   ----------------
Ratio of Earnings to
Fixed Charges                1.0        18.8        53.0        58.9         6.3           7.3

     For the purpose of computing such ratios, "earnings" represents the aggregate of (a) income before income taxes and (b) fixed charges. "Fixed charges" represents

(a) consolidated interest charges, (b) the amortization of debt discount and expense and premium on indebtedness and (c) the portion of rental expense representative of an interest factor.


                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture (as amended or supplemented from time to time, the "Indenture") between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Wherever particular sections or defined terms of the Indenture are referred to in this Prospectus or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general terms and provisions may not apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

General

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder and Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably, on a pari passu basis, with other unsecured and unsubordinated obligations of the Company, including, without limitation, its obligations under the committed revolving credit facility with Bank of America, as agent (the "Credit Agreement"). Certain subsidiaries of the Company are permitted to borrow under the Credit Agreement, subject to limitations contained in the Credit Agreement and the limitations contained in the Indenture (see "Certain Covenants of the Company--Limitation on Debt of Restricted Subsidiaries," below). The lenders under the Credit Agreement would have a prior claim as to the assets of such subsidiaries for the repayment of such subsidiary loans.

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in The City of New York and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002) Unless otherwise indicated in the Applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     The Applicable Prospectus Supplement will describe the terms of the Offered Debt Securities, including: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the person or entity to whom any interest on the Offered Debt Securities shall be payable, if other than the person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which any such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for interest payable on any Interest Payment Date; (6) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts shall be determined; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the other terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion may be determined; (14) the applicability of the provisions described under "--Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances"; (15) if the Offered Debt Securities will be issuable only in the form of a Book Entry Security as described under "--Book Entry Debt Securities", the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the Book Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a person or entity other than the Depositary or its nominee; and (16) any additional, modified or different covenants applicable to one or more particular series of Debt Securities; and (17) other terms of the Offered Debt Securities. (Section 301)

     Debt Securities may be issued under the Indenture as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Debt Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence and continuance of an Event of Default. (Section 101)

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units, if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, material U.S. federal income tax considerations and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the Applicable Prospectus Supplement.

     If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of Debt Securities, material U.S. federal income tax, accounting and other considerations applicable thereto will be described in the Applicable Prospectus Supplement.

Book Entry Debt Securities

     The following description of Book Entry Securities will apply to any series of Debt Securities except as otherwise provided in the Prospectus Supplement relating thereto.

     The Debt Securities of a series may be issued in the form of one or more Book Entry Securities that will be deposited with or on behalf of a Depositary, which will be a clearing agent registered under the Exchange Act. Book Entry Securities will be registered in the name of the Depositary or a nominee of the Depositary, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof and any such other matters as may be provided for pursuant to the Indenture. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Book Entry Security may not be transferred or exchanged except as a whole by the Depositary for such Book Entry Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary, or except in the circumstances described in the Applicable Prospectus Supplement. (Section 305)

     Upon the issuance of any Book Entry Security, and the deposit of such Book Entry Security with or on behalf of the Depositary for such Book Entry Security, the Depositary will credit on its book-entry registration and transfer system the respective principal amounts of the Debt Securities represented by such Book Entry Security to the accounts of institutions ("participants") that have accounts with the Depositary. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Book Entry Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Book Entry Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Book Entry Security or by its nominee. Ownership of beneficial interests in such Book Entry Security by persons who hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Book Entry Security.

     So long as the Depositary for a Book Entry Security, or its nominee, is the owner of such Book Entry Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Security represented by such Book Entry Security for all purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Book Entry Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under such Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Book Entry Security desires to give or take any instruction or action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such instruction or action, and such participants would authorize beneficial owners owning through such participants to give or take such instruction or action or would otherwise act upon the instructions of beneficial owners holding through them.

     Unless otherwise specified in the Applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on the Debt Securities represented by a Book Entry Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Book Entry Security. The Company expects that the Depositary for any Debt Securities represented by a Book Entry Security, upon receipt of any payment of principal or interest in respect of such Book Entry Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Book Entry Security as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Book Entry Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities in bearer form held for the accounts of customers or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in any Book Entry Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     A Book Entry Security shall be exchangeable for Debt Securities in certificated registered form, of like tenor and of an equal aggregate principal amount, only if (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Book Entry Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act,
(b) the Company in its sole discretion determines that such Book Entry Security shall be exchangeable for Debt Securities in certificated registered form or (c) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities. Any Book Entry Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in the name or names of such person or persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Book Entry Security.

Certain Covenants of the Company

Limitation on Liens

     Unless otherwise indicated in the Applicable Prospectus Supplement, the Indenture shall provide the holders of the Offered Debt Securities the benefit of the "Limitation on Liens" covenant described below. The "Limitation on Liens" covenant provides that the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, create, incur, issue, assume or guarantee any indebtedness for money borrowed ("Debt") secured by a Mortgage (as defined below) upon any Operating Property (as defined below), or upon shares of capital stock or Debt issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing concurrently that the Debt Securities of each series then outstanding are secured equally and ratably with or, at the option of the Company, prior to such Debt so long as such Debt shall be so secured.

     The foregoing restriction shall not apply to, and there shall be excluded from Debt in any computation under such restriction, Debt secured by (i) Mortgages on any property existing at the time of the acquisition thereof; (ii) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that any such Mortgage does not extend to any property owned by the Company or any Restricted Subsidiary immediately prior to such merger, consolidation, sale, lease or disposition; (iii) Mortgages on property of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (iv) Mortgages in favor of the Company or a Restricted Subsidiary; (v) Mortgages to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Debt incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained not later than 270 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property; (vi) Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and (vii) Mortgages existing on the date of the Indenture or any extension, renewal, replacement or refunding of any Debt secured by a Mortgage existing on the date of the Indenture or referred to in clauses (i) to (iii) or
(v), provided that the principal amount of Debt secured thereby and not otherwise authorized by clauses (i) to (iii) or (v) shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1008)

     Notwithstanding the restrictions described above, the Company and its Restricted Subsidiaries may create, incur, issue, assume or guarantee Debt secured by Mortgages without equally and ratably securing the Debt Securities of each series then outstanding if, at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Debt which is concurrently being retired, the aggregate amount of all outstanding Debt secured by Mortgages which would otherwise be subject to such restrictions (other than any Debt secured by Mortgages permitted as described in clauses (i) through (vii) of the immediately preceding paragraph) plus all Attributable Debt in respect of Sale and Leaseback Transactions (as defined below) with respect to Operating Properties (with the exception of such transactions which are permitted under clauses (i) through (iv) of the first sentence of the first paragraph under "--Limitation on Sale and Leaseback Transactions" below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

Limitation on Sale and Leaseback Transactions

     Unless otherwise indicated in the Applicable Prospectus Supplement, the Indenture shall provide the holders of the Offered Debt Securities the benefit of the "Limitation on Sale and Leaseback" covenant discussed below. The "Limitation on Sale and Leaseback" covenant provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Operating Property unless: (i) the Sale and Leaseback Transaction is solely with the Company or another Restricted Subsidiary; (ii) the lease is for a period not in excess of twenty four months, including renewals; (iii) the Company or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses
(i) through (vii) of the second preceding paragraph, without equally and ratably securing the Debt Securities of each series then outstanding, to create, incur, issue, assume or guarantee Debt secured by a Mortgage on such Operating Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction; (iv) the Company or such Restricted Subsidiary, within 270 days after the sale of such Operating Property in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of
(A) the net proceeds of the sale of such Operating Property or (B) the fair market value of such Operating Property to (1) the retirement of Debt Securities, other Funded Debt (as defined below) of the Company ranking on a parity with the Debt Securities or Funded Debt of a Restricted Subsidiary or (2) the purchase of Operating Property; or (v) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date of the Indenture (other than any such Sale and Leaseback Transactions as would be permitted as described in clauses (i) through (iv) of this sentence), plus the aggregate principal amount of Debt secured by Mortgages on Operating Properties then outstanding (not including any such Debt secured by Mortgages described in clauses (i) through (vi) of the second preceding paragraph) which do not equally and ratably secure such outstanding Debt Securities (or secure such outstanding Debt Securities on a basis that is prior to other Debt secured thereby), would not exceed 10% of Consolidated Net Tangible Assets. (Section 1009)

Limitation on Debt of Restricted Subsidiaries

     Unless otherwise indicated in the Applicable Prospectus Supplement, the Indenture will provide that the Company will not permit any Restricted Subsidiary to create, incur, issue, assume or guaranty any Debt, except: (i) Debt outstanding on the date of the Indenture; (ii) Debt issued to and held by the Company or a wholly owned Restricted Subsidiary; (iii) Debt created, incurred, issued, assumed or guaranteed by a Person prior to the time the Person became, merges into, or consolidates with such Person and thereby such Person becomes a Restricted Subsidiary (which Debt was not incurred in anticipation of such transaction and was outstanding prior to such transaction); (iv) Debt incurred to provide funds for all or part of the cost of acquisition, construction, development or improvement of property, provided that the commitment of the creditor to extend the credit evidenced by such Debt shall have been obtained not later than 270 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or
(b) the placing in operation of such property; (v) Debt which is exchanged for, or the proceeds of which are used to replace or refund, any Debt permitted to be outstanding pursuant to clauses (i) through (iv) above (or any extension or renewal thereof), in an aggregate principal amount not to exceed the principal amount of the Debt so exchanged, replaced or refunded; and (vi) Debt not otherwise permitted pursuant to clauses (i) through (v) above that, together with any other outstanding Debt created, incurred, issued, assumed or guaranteed pursuant to this clause (vi), has an aggregate principal amount at any time outstanding that does not exceed 15% of Consolidated Net Tangible Assets. (Section 1010)

Certain Definitions

     "Attributable Debt," in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with generally accepted accounting principles) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower), (ii) all Investments in Unrestricted Subsidiaries and (iii) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

     "Funded Debt" means all Debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower, but excluding any such Debt owed to the Company or a Restricted Subsidiary.

     "Mortgage" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Operating Property" means any real property or equipment located within the United States and owned by, or leased to, the Company or any of its Restricted Subsidiaries that has a market value in excess of 0.5% of Consolidated Net Tangible Assets.

     "Restricted Subsidiary" means any Subsidiary of the Company that owns Operating Property that has a market value in excess of 1.0% of Consolidated Net Tangible Assets.

     "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing to the Company or any Subsidiary of any Operating Property, which Operating Property has been or is to be sold or transferred by the Company or such Subsidiary to such person.

     "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company, or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

     "Unrestricted Subsidiary" means any Subsidiary other than a Restricted Subsidiary.

     Unless otherwise indicated in the Applicable Prospectus Supplement, the Indenture does not limit the amount of Debt that may be incurred by the Company or its Subsidiaries or contain covenants specifically designed to protect holders of Debt Securities in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect holders of Debt Securities.

Events of Default

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of, any covenant or warranty of the Company in the Indenture with respect to Debt Securities of that series continued for 60 days after written notice as provided in the Indenture; (e) a default under any indebtedness for money borrowed by the Company or any Subsidiary if (A) such default either (1) results from the failure to pay the principal of any such indebtedness at its stated maturity or (2) relates to an obligation other than the obligation to pay the principal of such indebtedness at its stated maturity and results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, (B) the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at stated maturity or the maturity of which has been so accelerated, aggregates $10.0 million or more at any one time outstanding and (C) such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within 10 business days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(f) of the preceding paragraph) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may accelerate the maturity of all Debt Securities of that series; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default described in clause (f) of the immediately preceding paragraph occurs, the Outstanding Debt Securities will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502)

     Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Debt Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     No holder of Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a holder of Debt Securities for enforcement of payment of the principal of and premium, if any, or interest on such Debt Securities on or after the respective due dates expressed in such Debt Securities. (Section 508)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another entity to the Company and the assumption of the covenants and obligations of the Company under the Debt Securities and the Indenture by such successor to the Company; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred on the Company by the Indenture; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as may be necessary to permit or facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Book Entry Securities; (v) to add to, change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as may be necessary to provide for or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States to the extent allowed by law; (x) to cure any ambiguity, to correct or supplement any mistaken or inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that any such action (other than in respect of a mistaken provision) does not adversely affect in any material respect the interests of any holder of Debt Securities of any series then outstanding. (Section 901)

     Modifications and amendments of the Indenture also may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series issued under the Indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the holders of all Debt Securities affected thereby, (i) change the Stated Maturity of the principal amount of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the maturity thereof ); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of such series affected thereby. (Section 513)

Consolidation, Merger and Sale of Assets

     The Company may not consolidate with or merge with or into any other entity or transfer or lease its assets substantially as an entirety to any entity, unless (i) either the Company is the continuing corporation, or any successor or purchaser is a corporation, partnership or trust organized under the laws of the United States of America, any State thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company become subject to a Mortgage not permitted by the Indenture, the Company or such successor entity, as the case may be, takes such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all Debt secured thereby, and (iv) if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances

Defeasance and Discharge

     The Indenture provides that the terms of any series of Debt Securities may provide that the Company, at the Company's option, will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if, among other things, the Company has delivered to the Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that such discharge will not be deemed, or result in, a taxable event with respect to holders of the Debt Securities of such series. (Sections 1302 and 1304)

Defeasance of Certain Covenants

     The Indenture provides that the terms of any series of Debt Securities may provide the Company with the option to be released from certain restrictive covenants described in this Prospectus under "--Certain Covenants of the Company--Limitations on Liens", "--Certain Covenants of the Company--Limitation on Sale and Leaseback Transactions", "--Consolidation, Merger and Sale of Assets" and any other covenants made applicable to any series of Debt Securities as described in the Applicable Prospectus Supplement. The Company, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes. (Sections 1303 and 1304)

     In the event the Company exercises this option and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     The Applicable Prospectus Supplement will state if any defeasance provisions will apply to the Offered Debt Securities.

Concerning the Trustee

     The First National Bank of Chicago is the Trustee under the Indenture. The Trustee may resign at any time or may be removed by the holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the Indenture.


                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities to one or more underwriters for public offering and sale by them or may sell the Offered Debt Securities to investors directly or through agents, which agents may be affiliated with the Company. Any such underwriter or agent involved in the offer and sale of the Offered Debt Securities will be named in the applicable Prospectus Supplement.

     Sales of Offered Debt Securities offered pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Debt Securities upon the terms and conditions set forth in the Applicable Prospectus Supplement. In connection with the sale of Offered Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Debt Securities for whom they may act as agent. Underwriters may sell Offered Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of Offered Debt Securities for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Debt Securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the Offered Debt

Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification arrangements will be described in the Applicable Prospectus Supplement.

     Unless otherwise specified in the Applicable Prospectus Supplement, each series of Offered Debt Securities will be a new issue with no established trading market. The Company may elect to list any series of Offered Debt Securities on any exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Debt Securities.

     Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.


                         VALIDITY OF THE DEBT SECURITIES

     Certain legal matters in connection with the Offered Debt Securities will be passed upon for the Company by Stoel Rives LLP, Portland, Oregon. The validity of the Offered Debt Securities will be passed upon for the underwriters or agents by Sullivan & Cromwell, Los Angeles, California.


                                     EXPERTS

     The consolidated financial statements of the Company incorporated in this prospectus by reference to the Annual Report on Form 10-K of Precision Castparts Corp. for the year ended March 30, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 [THREE PHOTOS:
                                   IGT ENGINE,
                            LARGE STRUCTURAL CASTING
                           AND JOHNSTON VERTICAL PUMP]

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein or therein is correct as of any time subsequent to its date.

                            ------------------------

                                TABLE OF CONTENTS

                                                                            Page

                              Prospectus Supplement

The Company................................................................. S-3
Selected Financial Data..................................................... S-7
Use of Proceeds............................................................. S-9
Capitalization.............................................................. S-9
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................S-10
Description of Notes........................................................S-14
Underwriting................................................................S-16
Validity of the Notes.......................................................S-17


                                   Prospectus

Available Information......................................................... 2
Incorporation of Certain Documents by Reference .............................. 2
The Company................................................................... 3
Use of Proceeds............................................................... 3
Ratio of Earnings to Fixed Charges ........................................... 3
Description of Debt Securities................................................ 4
Plan of Distribution..........................................................16
Validity of the Debt Securities ..............................................17
Experts.......................................................................17

                                  $150,000,000

                            Precision Castparts Corp.

                          ___% Notes due ________, 2007





                              ____________________


                              PROSPECTUS SUPPLEMENT

                              ____________________








                              Goldman, Sachs & Co.

                         BancAmerica Robertson Stephens

                           Morgan Stanley Dean Witter

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by registrant in connection with the sale of the Debt Securities being registered. All amounts are estimates except the registration fee.

          Registration fee (a).....................................$ 88,500
          Legal fees and expenses (b).............................. 200,000
          Rating Agencies - Shelf Registration (c)................. 145,000
          Rating Agencies - Takedown (d)...........................  48,750
          Accounting fees and expenses.............................  25,000
          Trustee..................................................   8,000
          Printing and engraving ..................................  50,000
          Miscellaneous............................................  25,000
                                                                   --------
                 Total.............................................$590,250
                                                                   ========

--------------

(a) SEC registration fee is calculated at 3.03 basis points of principal amount.
(b)  Issuer's Counsel only.
(c) Moody's Registration Fee includes a non-refundable $35,000 fee and $20,000 first-time issuer's fee. Standard & Poor's Registration Fee is calculated as 3.25 basis points of the principal amount registered. Standard & Poor's Shelf Registration fee (for amounts up to $500mm) is subject to a minimum of $25,000 and a maximum of $90,000.
(d) Moody's fee is calculated as 3.25 basis points of the principal amount issued, subject to a minimum of $25,000 and maximum of $90,000. Standard & Poor's grants credit towards the amount issued based upon the amount paid for the shelf registration (for up to two years after the date of registration). Standard & Poor's fee is subject to a minimum of $25,000 and a maximum fee of $125,000.

Item 15. Indemnification of Directors and Officers

     Article VI of the Company's Restated Articles of Incorporation (the "Articles"), authorizes indemnification of current or former directors or officers of the Registrant to the fullest extent permitted by law. In addition, the Company has entered into indemnity agreements with certain of its officers and directors. The Bylaws of the Company require indemnification of officers and directors to the fullest extent permitted by the Oregon Business Corporation Act (the "Act"). The effects of the Articles, the Bylaws, the Act, and the indemnity agreements (the "Indemnification Provisions") are summarized as follows:

          (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

          (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

          (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

          (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

          (e) The Company may advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     The Registrant may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 16. Exhibits

     1       Form of Underwriting Agreement
     4       Form of Indenture
     5       Opinion by Stoel Rives LLP Regarding Legality of Debt Securities
     12      Statement Regarding Computation of Ratios
     23.1    Consent of Price Waterhouse LLP
     23.2    Consent of Stoel Rives LLP (See Exhibit 5.)
     24      Power of Attorney of the directors and certain officers of the
             Company
     25      Statement of Eligibility of Trustee


Item 17. Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the high or low end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on November 28, 1997.

                                  PRECISION CASTPARTS CORP.


                                  By: /s/ WILLIAM C. MCCORMICK
                                      ------------------------------------------
                                      William C. McCormick
                                      Chairman of the Board, Director and Chief
                                        Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the following capacities effective on November 28, 1997.

            Signature                                     Title
            ---------                                     -----

   /s/ WILLIAM C. MCCORMICK                      Chairman of the Board,
----------------------------------                 Director and Chief
     William C. McCormick                           Executive Officer
                                             (Principal Executive Officer)


    /s/ WILLIAM D. LARSSON                         Vice President and
----------------------------------               Chief Financial Officer
      William D. Larsson                         (Principal Financial and
                                                   Accounting Officer)


    */s/ STEVEN C. RIEDEL                               Director
----------------------------------
       Steven C. Riedel


  */s/ PETER R. BRIDENBAUGH                             Director
----------------------------------
     Peter R. Bridenbaugh


     */s/ DEAN T. DUCRAY                                Director
----------------------------------
        Dean T. DuCray


      */s/ DON R. GRABER                                Director
----------------------------------
        Don R. Graber

            Signature                                     Title
            ---------                                     -----

       */s/ ROY M. MARVIN                               Director
----------------------------------
          Roy M. Marvin


     */s/ VERNON E. OECHSLE                             Director
----------------------------------
        Vernon E. Oechsle


     */s/ STEVEN G. ROTHMEIER                           Director
----------------------------------
        Steven G. Rothmeier


 *By:     /s/ WILLIAM C. MCCORMICK
      ----------------------------------
            William C. McCormick
             Attorney-in-fact

                                INDEX TO EXHIBITS

                                                                   Sequentially
                                                                       Numbered
Exhibit No.   Exhibit                                               Page Number
-----------   -------                                               -----------

   1          Form of Underwriting Agreement
   4          Form of Indenture
   5          Opinion by Stoel Rives LLP Regarding Legality of
              Debt Securities
   12         Statement Regarding Computation of Ratios
   23.1       Consent of Price Waterhouse LLP
   23.2       Consent of Stoel Rives LLP (See Exhibit 5.)
   24         Powers of Attorney of the directors and certain
              officers of the Company
   25         Statement of Eligibility of Trustee